Exhibit 99.(d)(3)

EXPENSE LIMITATION AGREEMENT

CREDIT SUISSE ASSET MANAGEMENT, LLC

One Madison Avenue

New York, New York 10010

February 28, 2013

Credit Suisse Opportunity Funds

One Madison Avenue

New York, New York 10010

Dear Sirs:

Credit Suisse Asset Management, LLC herewith confirms our agreement with you as follows:

1.                                      You are an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “Act”).  Pursuant to an Amended and Restated Investment Advisory Agreement dated as of August 14, 2012 (the “Investment Advisory Agreement”), you have employed us to manage the investment and reinvestment of the assets of each of Credit Suisse Multialternative Strategy Fund, Credit Suisse Managed Futures Strategy Fund and Credit Suisse Strategic Income Fund (each, a “Fund” and collectively, the “Funds”), series of Credit Suisse Opportunity Funds (the “Trust”).

2.                                      We hereby agree that, notwithstanding any provision to the contrary contained in the Investment Advisory Agreement, we shall limit as provided herein the aggregate expenses of every character incurred by each Fund, other than Acquired Fund Fees and Expenses, interest charges on Fund borrowings, taxes, brokerage commissions, dealer spreads and other transaction charges, expenditures that are capitalized in accordance with generally accepted accounting principles, short sale dividends, extraordinary expenses (i.e.; litigation and indemnification and any other costs and expenses that may be approved by the governing Board of the Trust, including but not limited to the fees (“Advisory Fees”) payable to us pursuant to the Investment Advisory Agreement (the “Limitation”).  Under the Limitation, we agree that, through February 28, 2014, such expenses shall not exceed a percentage (the “Percentage Expense Limitation”) of the applicable Fund’s average daily net assets equal to, on an annualized basis, 1.95% in the case of Class A shares, 2.70% in the case of Class C shares and 1.70% in the case of Class I shares for each of the Credit Suisse Multialternative Strategy Fund and the Credit Suisse Managed Futures Strategy Fund, and 1.24% in the case of Class A shares, 1.99% in the case of Class C shares and 0.99% in the case of Class I shares for the Credit Suisse Strategic Income Fund.

To determine our liability for expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year, or limitation period, if shorter (the “Prorated Limitation”).  The Prorated Limitation

shall be compared to the applicable Fund’s expenses recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the “Allowable Expenses”).  If Advisory Fees and the applicable Fund’s other expenses for the current day exceed the Allowable Expenses, Advisory Fees for the current day shall be reduced by such excess (“Unaccrued Fees”).  In the event such excess exceeds the amount due as Advisory Fees, we shall be responsible for the additional excess (“Other Expenses Exceeding Limit”).  Cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit shall be paid to us in the future, provided that (1) no such payment shall be made to us more than three years after the end of the fiscal year during which such Unaccrued Fees or Other Expenses Exceeding Limit were waived or paid for by us, and (2) such payment shall be made only to the extent that it does not cause the applicable Class’ aggregate expenses, on an annualized basis, to exceed the Percentage Expense Limitation in effect at the time the amount to be repaid was waived.

3.                                      Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing each Fund’s expenses outside the contours of this Agreement during any time period before or after February 28, 2014; nor shall anything herein be construed as requiring that we limit, waive or reimburse any of each Fund’s expenses incurred after February 28, 2014, or, except as expressly set forth herein, prior to such date.

4.                                      This Agreement shall become effective on the date hereof and remain in effect until February 28, 2014.  The provisions contained in paragraph 2 of this Agreement relating to the reimbursement to us for fee waivers and expense reimbursements previously made by us with respect to a Fund shall survive the expiration or termination of this Agreement.

5.                                      This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	/s/John Popp
Name: John Popp
Title: Managing Director

Agreed to and accepted

as of the date first set forth above.

CREDIT SUISSE OPPORTUNITY FUNDS,

on behalf of each of Credit Suisse Multialternative

Strategy Fund, Credit Suisse Managed

Futures Strategy Fund and

Credit Suisse Strategic Income Fund

By:	/s/Karen Regan
Name: Karen Regan
Title: Secretary